Exhibit 99.1

SIGMA LITHIUM PROVIDES UPDATE FROM A TRANSFORMATIVE SECOND QUARTER,

APPOINTS COO FOR OPERATIONAL READINESS AND PREPARING PHASE 1 PIT FOR MINING

SECOND QUARTER ACHIEVEMENTS

•	During a transformative second quarter, Sigma Lithium significantly increased the scale of the Project:

o	Doubled its planned near-term production to 531,000 tonnes per year of Battery Grade Sustainable Lithium

o	Increased by ~50% the Project’s NI 43-101 total mineral resource estimate to 86 Mt with increased average resource grade of 1.43% of high purity spodumene lithium oxide

o	Received an extension of its environmental license to allow for increased production levels, with simultaneous mining from the north and south pit of the Project’s Phase 1 deposit licensing additional areas for dry stacked tailings

•	Sigma Lithium continued to achieve construction milestones, advancing towards production:

o	General progress of project construction is ~32% compared to a baseline of ~40%

o	The critical path of project execution and projected project commissioning remain unchanged, with commissioning expected to begin in December

o	Critical areas of detailed engineering including project management, platework, process design and mechanical are 94% complete or greater while other key areas of detailed engineering including structural, electrical and concrete, are 76 - 80% complete

o	Commenced preparations for mining of the Phase 1 deposit opening the mining pit (“pre stripping”) to build a mine

•	Sigma Lithium reinforced its dedication to supporting local communities:

o	Established a landmark microcredit program initially targeting 500 female entrepreneurs to support the disadvantaged women in the region of Vale do Jequitinhonha, planned to increase to 1,500 women in 2022

•	Sigma Lithium appointed Brian Talbot to the leadership team as Chief Operating Officer, completing the key appointments in preparation for operational readiness for production and for the final stage of construction prior to commissioning:

o	Mr. Talbot is one of the most experienced professionals globally in the lithium industry

o	He is a proven and experienced operator, having led the technical and operational teams that implemented Allkem’s Mt. Cattlin Australian production commissioning and growth programs in 2017

o	Mr. Talbot also played a key role in overseeing operational improvements following initial commissioning and ramp-up, establishing the consistent production profile for the Mt. Cattlin operation. Therefore, paved the way for Galaxy’s longer-term growth initiatives culminating with the successful merger with Orocobre in 2021 at $5.3 billion, to form lithium leader Allkem.

VANCOUVER, CANADA -- (August 19, 2022) - SIGMA Lithium Corporation ("Sigma Lithium" or the "Company") (NASDAQ: SGML, TSXV: SGML), dedicated to powering the next generation of electric vehicles with environmentally sustainable and high-purity lithium, is pleased to provide a corporate update from a transformative second quarter of 2022.

Sigma Lithium ended the quarter with C$123.3 million in cash and cash equivalents as of June 30, 2022, providing sufficient liquidity to advance the Grota do Cirilo Project (the “Project”) into production. Phase 1 construction at the Project remains on track with commissioning expected to begin December 2022.

COMMENTS FROM MANAGEMENT

From Ana Cabral-Gardner, Co-CEO of Sigma Lithium. “We are delighted to have further strengthened our operational team by adding industry-leading executives, rounding out a world-class management team at Sigma Lithium. Having achieved all of our execution milestones to date, delivering a transformational quarter demonstrates the ability of this team to drive us in our successful trajectory to become a global protagonist in lithium minerals for electric vehicle batteries”

From Calvyn Gardner, Co-CEO of Sigma Lithium: “We are very enthusiastic to have recruited Brian, an exceptional, high-caliber individual who has already made his mark at Allkem (Galaxy Resources) over the past ~6 years as COO. Brian has significant experience in operating integrated lithium processing and mining companies. He has a remarkable track record in driving production growth and scalability, as Sigma Lithium prepares to deliver in rapid succession Phase 1, Phase 2 and Phase 3”.

Ana adds: “We are delighted that Brian Talbot has accepted the Board’s offer to become Sigma Lithium’s next COO, following a comprehensive international search process that yielded some outstanding candidates. Calvyn and Brian have been working together since October 2021, successfully executing the design and detailed engineering of Sigma’s environmentally sustainable lithium processing plant. As COO, Brian will now undertake a critical operational role in the Company, moving permanently to Vale do Jequitinhonha in Brazil to the site of Sigma Lithium operations and construction, physically sitting side-by-side with Calvyn in order to further increase and facilitate seamless interactions and collaboration.”

UPCOMING EVENTS

•	On September 14, Sigma Lithium will host an Investor Day event at the NASDAQ headquarters in New York City, followed by a Closing Bell Ceremony in celebration of the Company’s one year anniversary of NASDAQ listing and 10-year anniversary since the Company was founded by Co-CEO Calvyn Gardner

o	The Company continues to deliver on its strategic milestones and is honored by the NASDAQ invitation to mark these two momentous occasions. The Company has been one of the top performers on the NASDAQ during 2022

•	Sigma Lithium will also be a sponsor and panelist of the Brazil Climate Summit hosted by Columbia University in New York on September 15-16

•	The Company is very honored to have been invited to be a speaker by the Financial Times for the Commodities Mining Summit to be held in person in London on October 20. Sigma Lithium co-CEO will join prominent CEOs in the industry, including Anglo American, BHP, Vale, Antofagasta

PROJECT UPDATE

During the second quarter of 2022, Sigma Lithium made significant strides in advancing the Grota do Cirilo Project, including:

•	Filing the National Instrument 43-101 (“NI 43-101”) Feasibility Study for Phase 1 and Pre-Feasibility Study for Phase 2 of the Project on May 25, 2022, which outlined a combined after-tax NPV of US$5.1 billion.

•	Announcing the NI 43-101 Phase 3 mineral resource estimate, which increased the Project’s total mineral resource estimate by ~50% to 86 Mt (comprised of 73.6 Mt of measured and indicated resources grading at 1.43% Li2O and 12.1 Mt of inferred resources grading at 1.45% Li2O).

•	Receiving the extension of an environmental license on June 27, 2022 to allow for the simultaneous mining of the north and south pit at Phase 1 of the Project:

o	Extensive additional land surface areas for storage of dry stacking waste piles.

o	Areas located in areas of former pastures without vegetation coverage, reinforcing Sigma Lithium’s paramount commitment to environmental sustainability.

•	Commencing pre-stripping of the Phase 1 north pit on June 20, 2022.

Additionally, the Company continued to advance social programs to foster the sustainable development of the local communities where we operate, progressing the following initiatives during the quarter:

•	Establishing a microcredit program targeted for 500 local female entrepreneurs.

•	Delivering 6,000 food baskets as part of its “Zero Hunger Action” initiative (7,000 food baskets pledged to be donated during 2022).

•	Continuing to deliver on its “Homecoming Employment Program” initiative with ~70% of the >350 person workforce coming from the Vale do Jequitinhonha region where we operate.

•	Further developing the “Education Program for Mining Technicians” program with 40 slots being offered.

•	Continuing to provide support for two childcare centers in the municipalities where we operate that serve ~560 children, with 217 liters of liquid soap, 543 liters of shampoo, 490 toothbrushes, 29,700 diapers, and 62,600 napkins delivered.

MANAGEMENT UPDATE

Sigma Lithium was delighted to appointed Brian Talbot to the leadership team as Chief Operating Officer, completing the key appointments in preparation for operational readiness for production and for final stage of construction prior to commissioning.

•	Mr. Talbot is a proven and experienced operator, who exceled in metallurgical processing, mine operations and development in his previous roles. having held leadership roles at successful lithium pioneer producers for over a decade, including Galaxy Resources (now Allkem) and Bakita (now Sinomine Resource Group).

•	He holds a bachelor’s degree in chemical engineering with Honours from University of Witwatersrand.

As the Company rapidly prepares for operational readiness and quickly advances towards the initiation of commissioning of the Phase 1 plant, Brian Talbot joins the team of executives working with the co-CEOs in the management committee at Sigma Lithium, as follows:

•	Maria Salum, Chief Sustainability Officer

Remarkable 40-year technical career in prominent public and private ESG-centric roles in Brazil including Director of Sustainable Development in Mining at the Ministry of Mines and Energy and Senior Representative for the Ministry at the National Council for the Environment. In the private sector, Mrs. Salum was a leading consultant, advising some of the largest global mining companies on environmental matters in Brazil.

•	Felipe Peres, Chief Financial Officer

An expert in international accounting and financial performance management with over 20 years of experience working in senior corporate positions at globally recognized multinational companies in the oil, steel and mining sectors including Vale, Shell and CSN.

•	Jamie Flegg, Chief Development Officer

Experienced mining capital markets executive with a background in private equity and investment banking. Most recently, led deal origination, structuring and execution from investment to exit at Waterton Global, a leading global mining private equity platform with $1.75B in AUM.

•	Rodrigo Roso, Chief Legal Officer

A career spanning over 14 years at a prestigious law firm in Brazil, culminating as co-head of the Energy & Infrastructure transactional practice. Most recently, a senior executive of a high-growth venture company, from inception to ultimately reaching unicorn status, a portfolio company of General Atlantic.

•	Marina Bernardini, Chief Commercial Officer (Interim)

A manager in the commercial department since 2018, working alongside Ana Cabral-Gardner and instrumental in designing Sigma Lithium’s innovative chemical refining commercial tolling structure, which has become the new paradigm for commercial relationships in the lithium supply chain. A lawyer with nearly a decade of hands-on legal and management experience which includes M&A, contracts, regulatory, corporate & government affairs, natural resources, agribusiness, and oil & gas.

•	Germano Vieira, Senior Advisor to the Board for Environmental & Sustainability Affairs

A lawyer with over 10 years of technical legal and environmental roles including prominent positions such as Chief Prosecutor of the Minas Gerais Water Management Institute and Chief of Staff of the State Foundation for the Environment. Germano has been leading the environmental department since October 2021, working alongside Maria Jose Salum. On that role, he has been instrumental in designing Sigma Lithium’s environmental policies and practices and has been leading the technical execution of the Company environmental licensing.

Sigma Lithium has also conducted key hires of directors and managers in the critical departments of project management, metallurgy, processing and mining operations to support the COO and co-CEO. These experienced executives have stellar track record with professional experience in large companies such as: SNC Lavalin, Nexa Resources and Ausenco

CONSTRUCTION UPDATE

Sigma Lithium continued to advance construction of the Phase 1 production plant and mine during the second quarter of 2022, maintaining its target of initiating commissioning by the end of 2022 and achieving the following significant milestones:

•	General progress of project construction is ~32% compared to a baseline of ~40%.

o	The critical path of project execution and projected project commissioning remain unchanged, with commissioning expected to begin in December.

•	Critical areas of detailed engineering including project management, platework, process design and mechanical are 94% complete or greater, as per figure 1 below.

•	Other key areas of detailed engineering including structural, electrical and concrete, are 76 - 80% complete.

•	Commenced activities to prepare for mining of the Phase 1 deposit, opening the pit (“pre stripping”). The lithium ore to be produced from the mine will be the feedstock of the greentech lithium processing production plant.

•	Initiated electromechanical assembly and plant pre-fabrication offsite, with parts arriving for assembly on site in August 2022.

Figure 1: Detailed Engineering Progress (%)

In addition, the construction team is currently focused on completing the following key workstreams:

•	Civil construction of foundations for the installation of the equipment components of the Production Plant (crushing plant area, dense media separation plant).

•	Civil construction of the run of mine (“ROM”) pad and ROM wall.

•	Construction of the Company’s own high voltage substation on site.

•	Fabrication of platework and steel structure at vendors sites.

Figure 2: Aerial View of Phase 1 Plant Construction Progress

QUALIFIED PERSONS

Mr. Wes Roberts, P.Eng., a member of the technical committee of the Company, is the “qualified person” under NI 43-101 who reviewed and approved the other technical information included in this news release.

ABOUT SIGMA LITHIUM CORPORATION

Sigma Lithium (NASDAQ: SGML, TSXV: SGML) is a Canadian company dedicated to powering the next generation of electric vehicle batteries with environmentally sustainable and high-purity lithium.

Sigma Lithium is currently in construction at its wholly owned Grota do Cirilo Project in Brazil, the largest lithium hard rock project in the Americas and one of the largest and highest purity lithium projects in the world. The lithium will be processed in a state-of-the-art, green-tech processing plant that uses 100% renewable energy, 100% recycled water and 100% dry-stack tailings. Since inception, Sigma Lithium has devoted itself to strong ESG practices, from its ongoing support of local communities to its goal of achieving net zero by 2024. For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Jamie Flegg, Chief Development Officer
jamie.flegg@sigmaca.com

Vítor Ornelas, Manager, Corporate Development & Investor Relations
vitor.ornelas@sigmaca.com

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to the timing of commissioning of the Project, the general business and operational outlook of the Company, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates (including that the Company will obtain all licenses and approvals required); anticipated trends and effects in respect of the COVID-19 pandemic and post-pandemic; the military conflict in Ukraine and related sanctions; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to develop and achieve production at its mineral projects. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the Company may not develop its mineral projects into a commercial mining operation; the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.